Exhibit 99.2

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IT IS ORDERED as set forth below:
Date: October 1, 2012
Paul W. Bonapfel
U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	: CHAPTER 11
:
CDC CORPORATION,	: CASE NO. 11-79079 -PWB
:
Debtor.	:
:
CDC CORPORATION,	:
:
Movant,	:
: CONTESTED MATTER
v.	:
:
THE PARTIES SET FORTH ON SCHEDULE	:
“A” ATTACHED HERETO,	:
:
Respondents.	:

ORDER AND NOTICE GRANTING DEBTOR’S MOTION TO ESTABLISH RESERVE

AMOUNTS WITH RESPECT TO CERTAIN DISPUTED CLAIMS UNDER

CONFIRMED JOINT PLAN OF REORGANIZATION

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On September 25, 2012, Debtor CDC Corporation (the “Debtor”) filed the “Debtor’s Motion to Establish Reserve Amounts with Respect to Certain Disputed Claims under Confirmed Joint Plan of Reorganization” (the “Motion”, Docket No. 572).1

After reviewing and considering the Motion, it appears that the Court has jurisdiction over this proceeding; this is a core proceeding; the relief sought in the Motion is in the best interests of the Debtor, its estate, its creditors, and its equity interest holders; and good and sufficient cause exists for such relief. Accordingly, it is hereby

ORDERED and NOTICE IS GIVEN that, subject to objection as set forth herein, the Motion is GRANTED; and it is further

ORDERED and NOTICE IS GIVEN that any creditor listed on the attached Schedule A who objects to the Reserve Amount proposed by the Debtor thereon must file a written objection with the Clerk of the United States Bankruptcy Court, Suite 1340, 75 Spring Street, Atlanta, Georgia 30303, so that such objection is filed and served no later than October 25, 2012. Any such creditor shall also be required to serve a copy of the objection on Gregory D. Ellis, Esq., counsel for the Debtor, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road N.E., Suite 550, Atlanta, GA 30326-1022. Such objection must be filed and served so as to be received within the aforementioned objection time period. Any objection by a creditor to a Reserve Amount should set forth the name of the creditor and the amount the creditor asserts should be established as the appropriate Reserve Amount with respect to its claim and the basis therefore; and it is further

[1]

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Motion or, if not defined therein, then as indicated in the Motion, as defined in the Second Amended Joint Plan of Reorganization, filed on August 29, 2012 (Docket No. 542).

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ORDERED and NOTICE IS HEREBY GIVEN that if a creditor does not timely file and serve an objection to the Reserve Amount listed on Schedule A with respect to such creditor’s claim in accordance with this Order and Notice, the Debtor, the Proponents, the Liquidating Trustee, and the Disbursing Agent are entitled to rely upon the Reserve Amount set forth on Schedule A in funding the Reserve for the Effective Date Available Cash under the Plan for such creditor’s claim, and the failure of any creditor to object to its respective Reserve Amount in accordance with the foregoing procedure is deemed an acknowledgment by such creditor that the Reserve Amount proposed by the Debtor is an appropriate reserve amount under the Plan; and it is further

ORDERED and NOTICE IS HEREBY GIVEN that if any objection is filed with respect to the Reserve Amount(s) listed on Schedule A, the Court shall hold a hearing on the Reserve Amount(s) established on Schedule A and any objection filed in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303 at 10:00 a.m. on the 30th day of October, 2012; and it is further

ORDERED and NOTICE IS HEREBY GIVEN that nothing in this Order and Notice shall prevent the Debtor, the Proponents, the Liquidating Trustee, and the Disbursing Agent from paying undisputed or settled claims under the terms of the Plan or in accordance with the Claims Procedures Order.

[END OF DOCUMENT]

[SIGNATURE ON FOLLOWING PAGE]

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Prepared and presented by:

LAMBERTH, CIFELLI, STOKES,
ELLIS & NASON, P.A.
Attorneys for Debtor

By:	/s/ William D. Matthews
Gregory D. Ellis
Georgia Bar No. 245310 gellis@lcsenlaw.com
William D. Matthews
Georgia Bar No. 470865 wdm@lcsenlaw.com
3343 Peachtree Road, N.E.
East Tower, Suite 550
Atlanta, Georgia 30326-1022
(404) 262-7373
(404) 262-9911 (facsimile)

Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

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SCHEDULE A

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SCHEDULE A

LIST OF DISPUTED CLAIMS AS OF SEPTEMBER 25, 2012 AND PROPOSED RESERVE AMOUNTS

Claim No.	Date	Claimant	Filed Amount	Proposed Reserve Amount*	Notes
1	10/12/2011	CDW	$1,332.88	$2,000.00	Disputed
2	10/14/2011	EMC CORPORATION	$3,541.38	$5,000.00	Disputed
3	10/27/2011	PAUL E GREGORY & TERRY GREGORY JT TEN	$42.00	$0.00	Disputed (Stock Claim)
4	11/03/2011	RYAN R KING	Unliquidated	$0.00	Disputed (Stock Claim)
5	11/14/2011	BRONISLAW CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
6	11/04/2011	WLADYSLAWA CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
Amended 6	03/19/2012	WLADYSLAWA CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
9	11/07/2011	JOHN R HALLING & CAROLINE L HALLING JT TEN	$305.00	$0.00	Disputed (Stock Claim)
10	11/07/2011	CAROLINE L HALLING	$1,936.75	$0.00	Disputed (Stock Claim)
11	11/14/2011	ROBERT DONOHOE & DOROTHY DONOHOE	$14,400.00	$0.00	Disputed (Stock Claim)
12	11/21/2011	HILDA DETWEILER	$3,000.00	$0.00	Disputed (Stock Claim)
13	11/28/2011	CHARLES A GENEROSE & LILLIAN M GENEROSE JT TEN	$1,322.00	$0.00	Disputed (Stock Claim)
15	12/02/2011	CELIA Y CHEAH	Unliquidated	$0.00	Disputed (Stock Claim)
16	12/06/2011	ROSINA M GENEROSE	$2,250.00	$0.00	Disputed (Stock Claim)
18	01/03/2012	KIT LIN SONG & GIN S YEE JT TEN	$3,500.00	$0.00	Disputed (Stock Claim)
19	01/18/2012	SUZANNE D KILLEEN	Unliquidated	$0.00	Disputed (Stock Claim)
22	03/22/2012	BRONISLAW CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
28	04/23/2012	BROAD CROSSING, INC.	$123,443.00	$0.00	Disputed

		Total estimated reserve amounts:		$7,000.00

*	By listing an estimated amount, the Proponents are not admitting the validity of any claim and reserve all rights to object to a claim.

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